Exhibit 99.65

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE,

PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN

WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

JUST ENERGY INCOME FUND ANNOUNCES AGREEMENT TO ACQUIRE

HUDSON ENERGY SERVICES AND C$330 MILLION CONVERTIBLE EXTENDIBLE

UNSECURED SUBORDINATED DEBENTURE OFFERING

TORONTO, April 19, 2010—Just Energy Income Fund (TSX—JE.UN) (“Just Energy”) is pleased to announce that its wholly owned subsidiary, Just Energy (U.S.) Corp., has entered into an Equity Interest Purchase Agreement (the “Acquisition Agreement”) pursuant to which it has agreed to acquire (the “Acquisition”) all of the issued and outstanding membership interests of Hudson Parent Holdings, LLC and shares of the capital stock of Hudson Energy Corp. (collectively, “Hudson”). Hudson is a privately held energy marketing company operating in New York, New Jersey, Illinois and Texas, primarily focused on the small to mid-size commercial customer market. Just Energy management believes that Hudson is a strong strategic fit and will significantly accelerate Just Energy’s development as a leading North American energy marketing business.

In order to fund the purchase price for the Acquisition and related costs, Just Energy has entered into an agreement to sell to a syndicate of underwriters $330 million aggregate principal amount of 6.00% Convertible Extendible Unsecured Subordinated Debentures (the “Convertible Debentures”). See “Acquisition Financing” below.

The Acquisition would have been approximately 16.2% accretive (10.3% on a fully-diluted basis) to the Fund’s Distributable Cash per Unit on a pro forma basis for the twelve months ended December 31, 2009. All dollar amounts referred to in this release are in Canadian dollars unless otherwise noted.

Acquisition Consideration

The consideration for the Acquisition will be approximately U.S.$304.2 million, subject to customary working capital adjustments, payable as to U.S.$295.0 million in cash at closing and a post-closing deferred payment of U.S.$9.2 million, payable in four equal quarterly instalments during the first year following closing. Just Energy anticipates that associated transaction and financing costs will bring the total purchase cost to approximately $330 million.

There are purchase price adjustments in the event that the transaction does not close on the scheduled date of May 7, 2010. Of the aggregate purchase price, U.S. $22.5 million will be held in escrow for 18 months as security for the sellers indemnity obligations under the Acquisition Agreement.

The Acquisition Agreement contains various representations, warranties, covenants and conditions which are customary for a transaction of this nature.

Acquisition Financing

In conjunction with the Acquisition, Just Energy has entered into an agreement to sell to a syndicate of underwriters led by RBC Capital Markets, GMP Securities L.P. and CIBC World Markets Inc., as joint bookrunners, $330 million aggregate principal amount of Convertible Debentures. The net proceeds of the offering will be used to fund the purchase price for the Acquisition and related costs.

The Convertible Debentures will bear interest at a rate of 6.00% per annum payable semi-annually in arrears on June 30 and December 31 and have an initial maturity date (the “Initial Maturity Date”) of the earlier of (i) 5:00 p.m. (Toronto time) on July 31, 2010 if the Acquisition has not been completed at or before that time; (ii) the time, if any, at which Just Energy delivers a notice to the underwriters and debenture trustee that the Acquisition Agreement has been terminated or that Just Energy will not be proceeding with the Acquisition; and (iii) the time, if any, at which the Fund announces to the public that it does not intend to proceed with the Acquisition (each time being the “Termination Time”). If the closing of the Acquisition occurs prior to the Termination Time, the maturity date will be automatically extended to June 30, 2017.

The Convertible Debentures will be convertible at the option of the holder into Just Energy trust units (or, subsequent to a conversion of Just Energy to a corporation, common shares of the successor corporation to Just Energy) at a conversion price of $18.00 (the “Conversion Price”) per unit/share at any time after the Initial Maturity Date and prior to the date fixed by Just Energy for redemption.

The Convertible Debentures will not be redeemable by Just Energy before June 30, 2013, except upon the satisfaction of certain conditions after a change of control of Just Energy has occurred. On or after June 30, 2013 and prior to June 30, 2015, Just Energy has the option to redeem the Convertible Debentures in whole or in part, from time to time, at a price equal to their principal amount plus accrued interest, provided that the volume weighted average trading price for the units/shares is not less than 125% of the Conversion Price. On or after June 30, 2015, Just Energy may redeem the Convertible Debentures in whole or in part, from time to time, at a price equal to their principal amount plus accrued and unpaid interest.

The offering will be made in all provinces of Canada pursuant to a short form prospectus and is expected to close on or about May 5, 2010, subject to regulatory approval. Closing of the Acquisition is subject to the completion of the offering.

The securities referred to herein offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any other U.S. state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Acquisition Rationale

The acquisition of Hudson is expected to significantly enhance Just Energy’s growth in the small to mid-size commercial energy marketing segment in North America. Just Energy is currently one of the leading energy retailers in North America and Just Energy management believes that purchasing Hudson will add significant depth and focus to its growing commercial marketing business.

Total Customer Base in Residential Customer Equivalents (RCE’s) as at December 31, 2009

	Just Energy		Hudson
	Commercial	Residential	Commercial	Residential
		(thousands)
Canada
Gas	249.1	509.9	—	—
Electricity	349.7	427.3	—	—
United States
Gas	41.9	351.1	64.1	42.0
Electricity	136.5	214.5	527.1	53.3

Total	777.2	1,502.8	591.2	95.3

Hudson actively markets in New York, New Jersey, Texas and Illinois. These are jurisdictions in which Just Energy currently operates and is familiar with the regulatory and competitive environment. The current size of the addressable electricity portion of these markets is estimated by Just Energy management at approximately U.S. $30 billion in annual revenue. The combined Hudson and Just Energy customer load will amount to less than 4% of the market, and as such Just Energy management believes that there will be significant growth opportunities in these markets after the Acquisition.

Hudson generates its sales through its independent broker marketing channel. Customers rely on their brokers as independent advisors and those customers who purchase through brokers would not typically purchase energy contracts through direct sales. As a result, the acquisition of Hudson will bring a new segment of the U.S. commercial market not currently served by Just Energy. With its Sales portal, Hudson also has technology that enables more efficient selling of Hudson’s products to commercial customers through the broker channel and through direct sales. Just Energy management believes that this technology can be used in all of the jurisdictions in North America where Just Energy currently operates.

Accretion and Other Key Financial Metrics

While there will be some transition costs, Just Energy management expects that the Acquisition will be immediately accretive to Distributable Cash. The table below highlights the pro forma impact of the Acquisition on Just Energy’s financial results for the 12 months ended December 31, 2009.

(C$ 000’s, unless otherwise indicated)
(Unaudited)	12 months ended December 31, 2009
	Just Energy	Hudson(1)	Adjustments		Pro Forma Combined(2)		Accretion
Distributable Cash[3]:
Distributable Cash (Basic)	$201,189	$66,140	(33,606)		$233,723
Distributable Cash Per Unit (Basic)	$1.58				$1.83		16.2%
Number of Units (Basic)	127,393,822				127,393,822
Distributable Cash (Diluted)	$201,189	$66,140	(13,806)		$253,523	(4)
Distributable Cash Per Unit (Diluted)	$1.56				$1.72		10.3%
Number of Units (Diluted)	128,756,348		18,333,333	(5)	147,089,681
Summary Financial Information:
Sales	$2,174,208	$714,217			$2,888,425
Seasonally Adjusted Gross Margin(6)	$410,153	$122,678			$532,831
Total Debt(7)	$303,968		$330,000	(9)	$633,698
Adjusted EBITDA(8)	$203,714	$75,517			$279,231
Total Debt / Adj. EBITDA	1.5x				2.3x

[1]	Hudson’s financial information has been converted to C$ at an average rate of US$1.00= C$1.1415 for income statement items and US$1.00= C$1.051 for balance sheet items.

[2]

Pro forma combined to give effect to the acquisition and the issuance of the $330 million aggregate principal amount of Convertible Debentures as if each occurred on January 1, 2009, as well as management’s best estimate of an incremental $13.8 million in cash taxes that would have been payable on Hudson’s earnings.

[3]

“Distributable Cash” is a non–GAAP financial measure that does not have standard meanings prescribed by GAAP. See “Additional Financial Information – Pro Forma Distributable Cash” table for a reconciliation of “Distributable Cash” to Cash inflow from operations. See also “Non-GAAP Measures.”

[4]	Assumes conversion of the Convertible Debentures and the elimination of $19.8 million in interest on the Convertible Debentures.

[5]	Estimated shares issued in connection with the Debenture offering assuming full conversion at a price of $18.00

[6]

Seasonally adjusted gross margin is not a defined financial measure under Canadian GAAP. Seasonally adjusted analysis applies solely to Just Energy’s natural gas markets and specifically to Ontario, Quebec, Manitoba and Michigan. “Seasonally Adjusted Gross Margin” is derived by adding to $16.9 million, an adjustment to reflect net cash receipts from cash sales, to gross margin. See “Non-GAAP Measures”.

[7]	Includes JEEC convertible debentures at face value, long term debt, current portion of long term debt and bank indebtedness.

[8]

Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization and excludes non-cash change in fair value of financial instruments. See the attached schedule for a reconciliation of Adjusted EBITDA to Cash inflow from operations.

[9]	Face value of the Convertible Debentures.

Liquidity and Credit Risk

Just Energy management believes that the current Just Energy $250 million credit facility will be sufficient to meet the liquidity requirements of the combined entity on completion of the Acquisition. Just Energy management believes that the Hudson customer base has minimal customer concentration risk as the 10 largest electricity customers represent approximately 5% of Hudson’s total volume. The 10 largest natural gas customers represent approximately 4% of Hudson’s total volume. The New York and New Jersey markets, as purchase of accounts receivable ( “POR” ) markets, have minimal customer credit risk. Texas and Illinois, being non-POR markets, have exposure to credit risk. Bad debt for the calendar 2009 year for Hudson was 1.5% in non-POR markets. Approximately 30% of Hudson’s customer revenue being derived from non-POR markets.

Closing and Effective Date

Closing of the Acquisition is expected to occur on or about May 7, 2010.

Closing is subject to the satisfaction or waiver of a number of conditions that are customary in acquisition transactions of this nature including: (i) termination of the BP preferred supplier arrangement, (ii) securing any required consents from lenders and regulatory bodies, (iii) satisfying requirements with respect to the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, (iv) certain key management having entered into employment agreements with Just Energy, and (v) Just Energy completing the $330 million Convertible Debenture offering.

Rebecca MacDonald, Executive Chair of Just Energy, noted: “This is an exciting acquisition which will be key to the continued growth of Just Energy. Hudson is a leader in sales to small and mid-size commercial customers who make up a significant portion of our target market. Adding Hudson’s key people and their skill sets will vastly improve the commercial segment of our business. I am looking forward to working with Deryl Brown and his Hudson team upon closing of the Acquisition.”

Ken Hartwick, CEO and President of Just Energy, added: “The attraction of Hudson shows clearly through the numbers. Despite larger volume customers, their gross margin percentage is similar to ours. While contract terms are shorter, their annual customer attrition has been low at 5.5% in a challenging market environment. Their average customer life is 4.4 years which is significantly higher than our existing U.S. customer base. We believe this is a well run company with strengths that compliment and enhance our business platform. Our Just Green offerings will fit well with their product mix offering their brokers a timely addition to the product suite. Their key supplier is BP Energy Company, a valued member of our supplier pool. Overall, Hudson is an excellent fit with Just Energy for what should be an accretive deal both now and in the future. In addition, this builds on our proven track record of growth through acquisition and integration as demonstrated by our Universal Energy transaction.”

About The Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

The Fund also offers “green” products through its Just Green program. The electricity Just Green product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas Just Green product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless waterheaters and, through Terra Grain Fuels Inc., produces and sells wheat-based ethanol.

About Hudson Energy

Hudson Energy Corp. (“Hudson”) has an established and diverse customer base in the New York (Electricity and Gas), New Jersey (Gas), Texas (Electricity), and Illinois (Electricity) markets. Hudson sells fixed and index energy products with an average term of 18 months, but as long as 36 months and continues to primarily focus on the small to mid-size commercial energy market segment. Hudson also offers a hybrid fixed / variable priced product and a month-to-month product. Hudson is in the process of and has near-term plans to expand into many other geographic regions.

Hudson employs 100 full-time and part-time employees and has approximately 680,000 RCEs (85% commercial, 15% residential) from 35,000 commercial and 115,000 residential customer accounts.

Additional Financial Information

Pro Forma Distributable Cash

(C$ 000’s, unless otherwise indicated)

	12 months ended December 31, 2009
	Just Energy	Hudson(1)	Adjustments		Pro Forma Combined(2)
Sales	$2,174,208	$714,217			$2,888,425
Cost of goods sold	(1,781,047)	(576,473)			(2,357,520)

Gross Margin	393,161	137,744			530,905
Adjustments required to reflect net cash receipts from gas sales	16,992	—			16,992
Add back of fair value and amortization of derivative instruments	—	(15,066)			(15,066)

Seasonally Adjusted Gross Margin(3)	410,153	122,678			532,831
Less:
General and administrative	(84,168)	(47,162)			(131,330)
Capital tax expense	(359)	—			(359)
Bad debt expense	(18,953)	—			(18,953)
Income tax provision	(9,542)	—	(13,806	) (4)	(23,348)
Interest expense	(11,449)	(9,376)	(19,800	) (5)	(40,625)
Other items	7,019	—			7,019

Distributable cash before marketing expenses	292,701	66,140	(33,606)		325,235
Marketing expenses to maintain gross margin	(56,480)	—			(56,480)
Distributable cash after gross margin replacement	236,221	66,140	(33,606)		268,755
Marketing expenses to add new gross margin	(35,032)	—			(35,032)

Distributable Cash (Basic)	$201,189	$66,140	$(33,606)		$233,723

Interest on Convertible Debentures			19,800	(5)	19,800

Distributable Cash (Diluted)	$201,189	$66,140	$(13,806)		$253,523

Number of Units — basic	127,393,822				127,393,822
Number of Units — diluted	128,756,348		18,333,333	(6)	147,089,681

Distributable cash per Unit — basic	$1.58				$1.83
Accretion — basic					16.2%

Distributable cash per Unit — fully-diluted	$1.56				$1.72
Accretion-fully-diluted					10.3%

Summary Financial Information

(C$ 000’s, unless otherwise indicated)
	12 months ended December 31, 2009
	Just Energy	Hudson(1)	Adjustments		Pro Forma Combined(2)
EBITDA	$236,845	$90,583			$327,428
Adjusted EBITDA(7)	203,714	75,157			279,231
Cash	32,893	17,099			49,992
Total Debt(8)	303,698	—	330,000	(9)	633,698
Total Debt / Adjusted EBITDA	1.5x	—			2.3x

Reconciliation EBITDA and Adjusted EBITDA

	$142,086	$142,086	$142,086		$142,086
(C$ 000’s, unless otherwise indicated)
	12 months ended December 31, 2009
	Just Energy	Hudson(1)	Adjustments		Pro Forma Combined(2)
Net Income	$142,086	$66,282	(38,712	) (4)(10)	$169,656
Less: Interest	11,449	14,192	25,160	(10)	50,801
Tax	34,123	—	13,606	(4)	47,729
Amortization	49,187	10,108			59,295

EBITDA	236,845	90,583			327,428

Adjustment for fair value of financial instruments	(33,131)	(15,066)	(48,197)		(48,197)
Adjustment for tax on fair value of derivative instruments	—	—	—

Adjusted EBITDA	203,714	75,517	—		279,231

Reconciliation of Distributable Cash

	$142,0860	$142,0860	$142,0860		$142,0860
(C$ 000’s, unless otherwise indicated)
	12 months ended December 31, 2009
	Just Energy	Hudson(1)	Adjustments		Pro Forma Combined(2)
Cash Inflow from Operations	$160,720	$181,116	(33,606	) (4)(5)	$308,230
Add: Decrease in non-cash working capital	37,916	(114,976)	—		(77,060)
Tax impact on distributions to Class A preference shareholders	2,553	—	—		2,553

Distributable Cash	201,189	66,140			233,723

[1]	Hudson’s financial information has been converted to C$ at an average rate of US$1.00= C$1.1415 for income statement items and US$1.00= C$1.051 for balance sheet items

[2]

Pro forma combined to give effect to the acquisition and the issuance of the $330 million aggregate principal amount of Convertible Debentures as if each occurred on January 1, 2009, as well as management’s estimate of an incremental $13.8 million in cash taxes that would have been payable on Hudson’s earnings for the 12 months ended December 31, 2009

[3]

Seasonally adjusted gross margin is not a defined financial measure under Canadian GAAP. Seasonally adjusted analysis applies solely to Just Energy’s natural gas markets and specifically to Ontario, Quebec, Manitoba and Michigan. “Seasonally Adjusted Gross Margin” is derived by adding to $16.9 million, an adjustment to reflect net cash receipts from cash sales, to gross margin. See “Non-GAAP Measures”

[4]	Represents Just Energy management’s estimate of cash taxes payable by Hudson had it been taxable for the twelve months ended December 31, 2009

[5]	Estimated interest expense on the Debentures after giving effect to the Offering as of January 1, 2009

[6]	Estimated shares issued in connection with the Debenture offering assuming full conversion at a price of $18.00

[7]

Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization and excludes non-cash change in fair value of financial instruments. See the attached schedule for a reconciliation of Adjusted EBITDA to Cash inflow from operations.

[8]	Includes JEEC convertible debentures at face value, long term debt, current portion of long term debt and bank indebtedness

[9]	Face value of the Convertible Debentures

[10]

After giving effect to the offering, reflects accretion of the carrying value of the $330 million debentures to the face value of the debentures and associated interest for the 12 months ended December 31, 2009.

Non GAAP Measures

Adjusted net income (loss) represents the net income (loss) excluding the impact of mark-to-market gains (losses) arising from GAAP requirements for derivative financial instruments on our future supply positions. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. In accordance with GAAP, the customer margins are not marked-to-market but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark-to-market non-cash gains (losses) do not impact the long-term financial performance of the Fund.

Management also believes the best basis for analyzing both the Fund’s operating results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”). Seasonally adjusted analysis applies solely to the gas markets and specifically to

Ontario, Quebec, Manitoba and Michigan. Just Energy receives payment from the LDCs upon delivery of the commodity not when the customer actually consumes the gas. Seasonally adjusted analysis eliminates seasonal commodity consumption variances and recognizes amount available for distribution based on cash received from the LDCs.

Other non-GAAP measures used in this press release include “Distributable cash” and “Adjusted EBITDA. See the attached schedule for a reconciliation of “Distributable cash” and “Adjusted EBITDA” to cash inflow from operations.

Non-GAAP financial measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with GAAP as an indicator of performance.

Forward-Looking Statements

The Fund’s press releases may contain forward-looking statements including statements pertaining to closing of the Convertible Debenture offering and the Acquisition and the anticipated timing thereof, the anticipates benefits of the Acquisition, customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Convertible Debenture offering or the Acquisition, the risk that the businesses of Just Energy and Hudson will not be integrated successfully and on a timely basis and the risk that any growth prospects from the combination of the businesses will not be fully recognized or will take longer to realise than expected; the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect closing of the Convertible Debenture offering or the Acquisition, or the Fund’s operations, financial results or distribution levels following completion of the Acquisition, will be or are included in the preliminary prospectus of the Fund to be filed in connection with the Convertible Debenture offering, the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206